UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2025

Heliogen, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40209	85-4204953
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 West Union Street

Pasadena, California 91103

(Address of principal executive offices and Zip Code)

(Registrant’s Telephone Number, Including Area Code): (626) 720-4530

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 par value per share	HLGN	OTCQX
Warrants, each 35 warrants exercisable for one share of common stock at an exercise price of $402.50 per share	HLGNW	OTCQX
Preferred Share Purchase Rights	N/A	OTCQX

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement with Zeo Energy Corp.

On May 28, 2025, Heliogen, Inc., a Delaware corporation (“Heliogen”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Heliogen, Zeo Energy Corp., a Delaware corporation (“Zeo Energy”), Hyperion Merger Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Zeo Energy (“Merger Sub I”) and Hyperion Acquisition LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Zeo Energy (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions therein: (i) in accordance with the General Corporation Law of the State of Delaware (“DGCL”), at the effective time of the First Merger (the “Effective Time”), Merger Sub I will merge with and into Heliogen (the “First Merger”), with Heliogen surviving the First Merger (Heliogen, as the surviving entity of the First Merger, the “First Surviving Corporation”) and immediately following the First Merger, the First Surviving Corporation will be a direct, wholly owned subsidiary of Zeo Energy; and (ii) in accordance with the DGCL and Delaware Limited Liability Company Act, immediately after the Effective Time, the First Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger (Merger Sub II, as the surviving entity of the Second Merger, the “Surviving Company”). The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by each of the board of directors of Heliogen (“Heliogen’s Board of Directors”) and the board of directors of Zeo Energy, and Heliogen’s Board of Directors has resolved to recommend to the stockholders of Heliogen to approve the transactions contemplated by the Merger Agreement, including the Mergers, and adopt the Merger Agreement, subject to its terms and conditions.

Consideration to Heliogen Stockholders. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, by virtue of the First Merger, each issued and outstanding share of common stock, par value $0.0001 per share, of Heliogen (“Heliogen Common Stock”) (other than shares of Heliogen Common Stock held by Zeo Energy, Heliogen or their respective subsidiaries immediately prior to the Effective Time) will be cancelled and automatically converted into the right to receive (i) a number of shares of class A common stock, par value $0.0001 per share, of Zeo Energy (“Zeo Energy Class A Common Stock”) equal to the Exchange Ratio (as defined below), without interest (the “Share Merger Consideration”), and (ii) if applicable, an amount in cash, rounded to the nearest cent, in lieu of any fractional share interest in Zeo Energy Class A Common Stock to which such holder otherwise would have been entitled (the “Fractional Share Consideration” and together with the Share Merger Consideration, the “Merger Consideration”), subject to any required tax withholding.

As set forth in the Merger Agreement, the “Exchange Ratio” is the quotient obtained by dividing (i) the quotient of (A) the Total Merger Consideration divided by (B) the fully diluted share count of Heliogen Common Stock outstanding (including shares underlying outstanding shares of Heliogen’s preferred stock (if any), In-the-Money Options (as defined below), Heliogen’s restricted stock units (“RSUs”), and the Commercial Warrants (as defined below) but excluding shares underlying SPAC Warrants (as defined below)) (the “Fully-Diluted Shares,” which as of May 16, 2025 was equal to 6,616,949), by (ii) $1.5859 (the “Parent Stock Price”); and the “Total Merger Consideration” is $10.0 million, less (x) 50% of any amount by which Heliogen’s Net Cash at the closing of the First Merger (the “Closing”) is less than $13.0 million (the “Net Cash Collar Floor”), or plus (y) 50% of any amount by which Heliogen’s Net Cash at the Closing is more than $16.0 million (the “Net Cash Collar Ceiling”); and “Net Cash” is the cash and cash equivalents and other current assts of Heliogen and its subsidiaries as of the Closing, less certain specified liabilities of Heliogen and its subsidiaries as of the Closing, including unpaid transaction expenses.

The shares of Zeo Energy Class A Common Stock to be issued in connection with the Mergers will be listed on the Nasdaq Stock Market LLC (“Nasdaq”). The Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a reorganization for U.S. federal income tax purposes.

Treatment of Heliogen Equity Awards. The Merger Agreement provides that each outstanding option to purchase Heliogen Common Stock (the “Heliogen Options”) will automatically accelerate such that all Heliogen Options are fully vested as of immediately prior to the Effective Time and, at the Effective Time:

●	each Heliogen Option outstanding and unexercised as of immediately prior to the Effective Time, with an exercise price per share that is less than the price per share calculated by dividing the Total Merger Consideration by the Fully-Diluted Shares (the “Per Share Purchase Price” and any such Heliogen Options, the “In-the-Money Options”), will be cancelled and such holder will be entitled to receive a number of shares of Zeo Energy Class A Common Stock equal to (A) the Exchange Ratio multiplied by (B) the quotient obtained by dividing (x) the product of (I) the excess of the Per Share Purchase Price over the per share exercise price of such Heliogen Option, multiplied by (II) the number of shares of Heliogen Common Stock subject to such Heliogen Option immediately prior to the Effective Time, by (y) the Per Share Purchase Price, together with any Fractional Share Consideration payable in accordance with the terms of the Merger Agreement, without interest and subject to any required tax withholding;

●	each Heliogen Option with an exercise price per share that is equal to or greater than the Per Share Purchase Price that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be cancelled without the payment of consideration therefor; and

●	each RSU relating to shares of Heliogen Common Stock (whether vested or unvested) will automatically accelerate and be fully vested and cancelled and such holder will be entitled to receive the Merger Consideration in respect of each share of Heliogen Common Stock covered by such RSU, without interest and subject to any required tax withholding.

Treatment of Heliogen Warrants. Heliogen has “Commercial Warrants” and “SPAC Warrants”. Commercial Warrants refer to (i) the warrant to purchase shares of Heliogen Common Stock pursuant to the Commercial-Scale Demonstration Agreement, dated March 28, 2022, by and between Heliogen and Woodside Energy (USA) Inc., (ii) the warrant to purchase shares of Heliogen Common Stock pursuant to the Collaboration Agreement, dated March 28, 2022, by and between Heliogen and Woodside Energy (USA) Inc., and (iii) the warrants to purchase shares of Heliogen Common Stock issued to Cornerstone Government Affairs, Inc. on each of April 19, 2022 and August 14, 2023, in each case with an exercise price of $0.35 per share of Company Common Stock. SPAC Warrants refer to (i) redeemable warrants exercisable to purchase one share of Heliogen Common Stock at an exercise price of $402.50 per share, traded on the OTC (over-the-counter) market (and prior to November 8, 2023, on the NYSE) under the trading symbol HLGNW; and (ii) redeemable warrants exercisable to purchase one share of Heliogen Common Stock at an exercise price of $402.50 per share, each governed by the underlying warrant agreement dated March 16, 2021, by and between Athena Technology Acquisition Corp. and Continental Stock Transfer & Trust Company (the “Athena Warrant Agreement”).

The Merger Agreement provides that:

●	as of immediately prior to the Effective Time, each outstanding Commercial Warrant will accelerate to be fully vested in accordance with its terms;

●	at the Effective Time, to the extent such Commercial Warrant remains unexercised as of the Effective Time, each outstanding Commercial Warrant will automatically be cancelled without any payment of consideration (including Merger Consideration) therefor; and

●	at the Effective Time, each outstanding and unexercised SPAC Warrant will automatically, in accordance with the terms of the Athena Warrant Agreement, cease to represent a SPAC Warrant and become a right to purchase and receive, in lieu of shares of Company Common Stock, the portion of the Merger Consideration that such holder would have received if such holder had exercised such SPAC Warrant immediately prior to the Effective Time, subject to the terms and conditions of the Athena Warrant Agreement.

Conditions to Closing. Under the terms of the Merger Agreement, the completion of the Mergers is subject to certain customary closing conditions, including, among others: (i) the approval of the Mergers and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Heliogen Common Stock entitled to vote thereon; (ii) the approval for listing on Nasdaq of the Zeo Energy Class A Common Stock to be issued in the Mergers; (iii) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) to be filed by Zeo Energy with the Securities and Exchange Commission (the “SEC”) registering the Zeo Energy Class A Common Stock to be issued in connection with the Mergers; (iv) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (v) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (vi) the absence of any law or order restraining, enjoining or otherwise prohibiting the consummation of the Mergers; and (vii) the receipt by each party of opinions of counsel to the effect that the Mergers, taken together, will constitute a single integrated transaction that qualifies as a reorganization for U.S. federal income tax purposes. Zeo Energy has the following additional conditions to its obligations to consummate the Closing: (A) the absence of a material adverse effect with respect to Heliogen and its subsidiaries on or after the date of the Merger Agreement that is continuing as of immediately prior to the Closing; and (B) the effective amendment of that certain Rights Agreement, dated April 16, 2023 by and between Heliogen and Continental Stock Transfer and Trust Company, as amended on April 16, 2024, December 17, 2024 and April 14, 2025 (the “Rights Agreement”) (as further described below); and (C) Heliogen’s Net Cash at the Closing being equal to or greater than $10.0 million. Heliogen has an additional condition to its obligation to consummate the Closing that Zeo Energy has filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the “Zeo 10-Q”) with the SEC.

Representations, Warranties and Covenants. The Merger Agreement contains customary representations, warranties and covenants made by each of Heliogen, Zeo Energy, Merger Sub I, and Merger Sub II, including, among others, the covenants regarding the conduct of their respective businesses during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and other matters. Heliogen is required, among other things, not to solicit alternative business combination transactions and, subject to certain exceptions, not to engage in discussions or negotiations regarding an alternative business combination transaction. Heliogen is required to convene a meeting of its stockholders to vote on the adoption of the Merger Agreement. The representations, warranties and covenants of the parties contained in the Merger Agreement terminate and expire as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach, except that the covenants and agreements that by their terms expressly contemplate performance in whole or in part after the Closing will survive the Closing until fully performed in accordance with their terms.

Termination Rights. Each of Heliogen and Zeo Energy may terminate the Merger Agreement under certain specified circumstances, including (i) if the Mergers are not consummated on or before September 29, 2025, which may be automatically extended to November 12, 2025 if there is a review by the SEC of the Registration Statement filed by Zeo Energy with the SEC registering the Zeo Energy Class A Common Stock to be issued in connection with the Mergers; (ii) if the approval of the Heliogen stockholders is not obtained at Heliogen’s stockholders meeting; (iii) for the other party’s uncured breach of its representations, warranties or covenants under the Merger Agreement, subject to certain customary materiality standards, (iv) if Heliogen’s Board of Directors makes an adverse recommendation change with respect to the proposed transaction or approves a superior acquisition proposal in accordance with the requirements of the Merger Agreement, or (v) by Heliogen if Zeo Energy has not filed the Zeo 10-Q with the SEC within 30 days after the date of the Merger Agreement (with such termination right to expire upon the Zeo 10-Q being filed with the SEC). In certain circumstances in connection with the termination of the Merger Agreement, including (x) if Heliogen’s Board of Directors changes or withdraws its recommendation of the Mergers to its stockholders or terminates the Merger Agreement to enter into an agreement with respect to a “superior proposal” or (y) if the Merger Agreement is terminated under specified circumstance after Heliogen’s receipt of an alternative proposal and, within 12 months of such termination, a transaction with respect to an alternative proposal is consummated, or a definitive agreement with respect thereto is executed (whether or not subsequently consummated), Heliogen will be required to pay Zeo Energy a termination fee of $450,000 in cash. If Heliogen terminates the Merger Agreement due to Zeo Energy failing to file the Zeo 10-Q within the time periods prescribed in the Merger Agreement, Zeo Energy will be required to reimburse Heliogen for its transaction expenses incurred in connection with the Merger Agreement and the Mergers, up to a maximum of $450,000. If the Merger Agreement is terminated where a termination fee or expense reimbursement is not required, all further obligations of the parties under the Merger Agreement (except for certain customary continuing obligations) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for fraud or willful breach of the Merger Agreement prior to termination.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide Heliogen stockholders and other security holders and interested persons with information regarding its terms and is not intended to provide any factual information about Heliogen, Zeo Energy, Merger Sub I, Merger Sub II or their respective affiliates.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by Heliogen stockholders or other security holders or interested persons, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosure schedules that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosure schedules are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Heliogen stockholders or other security holders or other interested persons. Heliogen stockholders and other security holders are not third-party beneficiaries under the Merger Agreement (except, following the Effective Time, with respect to Heliogen stockholders’ right to receive the Merger Consideration and the right of holders of Heliogen equity awards, Commercial Warrants and SPAC Warrants to receive the consideration (if any) provided for such securities pursuant to the Merger Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Heliogen, Zeo Energy, Merger Sub I, Merger Sub II or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Heliogen’s public disclosures. Heliogen acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Mergers, Heliogen, Zeo Energy, their respective affiliates and their respective businesses that will be contained in, or incorporated by reference into, the proxy statement that Heliogen will file in connection with the transactions contemplated by the Merger Agreement, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that Heliogen will make with the SEC.

Voting Agreements

In connection with the execution of the Merger Agreement, certain stockholders of Heliogen holding securities representing approximately 23.5% of Heliogen’s voting power in the aggregate have entered into voting and support agreements with Heliogen, Zeo Energy and the Merger Subs (the “Voting Agreements”).

Pursuant to the Voting Agreements, such stockholders have agreed, among other things, to: (i) vote their beneficially owned voting securities of Heliogen in favor of the Mergers, the adoption and execution by Heliogen of the Merger Agreement, as amended from time to time, and the approval of the terms thereof and the transactions, and any other proposal necessary or advisable for the consummation thereof; and (ii) comply with certain restrictions on the transfer or disposition of such securities, in each case subject to the terms and conditions contained therein.

The Voting Agreements will terminate upon the earliest to occur of: (1) the Effective Time, subject to certain specified exceptions therein; (2) the valid termination of the Merger Agreement in accordance with its terms; (3) the entry into, without the prior written consent of such stockholder, any amendment to the Merger Agreement or waiver of Zeo Energy’s obligations thereunder that results in a decrease or change in the form of merger consideration (other than as contemplated by the Merger Agreement), in each case that adversely affects the consideration payable to such stockholder, or (4) the mutual written agreement of Heliogen, Zeo Energy and the stockholder to terminate the Voting Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of Voting Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Amendment to Stockholder Rights Agreement.

On May 28, 2025, Heliogen entered into Amendment No. 4 (the “Amendment”) to the Rights Agreement. As a result of the Amendment, Zeo Energy and its subsidiaries and affiliates shall not be deemed an “Acquiring Person,” by virtue of (i) the execution of, or their entry into, the Merger Agreement, (ii) the execution of, or their entry into, any other contract or instrument in connection with the Merger Agreement, or (iii) their acquisition or their right to acquire, beneficial ownership of Heliogen’s securities as a result of their execution of the Merger Agreement. The Amendment will terminate upon the termination of the Merger Agreement for any reason. Additionally, the Amendment provides that the Rights (as defined in the Rights Agreement) and the Rights Agreement itself will terminate and expire immediately prior to the Effective Time.

The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Amendment, which is attached as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On May 29, 2025, Heliogen and Zeo Energy issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference. The information under this Item 7.01, including the press release attached hereto as Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1*	Agreement and Plan of Merger and Reorganization, dated as of May 28, 2025, by and among Zeo Energy Corp., Heliogen, Inc., Hyperion Merger Corp. and Hyperion Acquisition LLC
4.1	Amendment No. 4, dated as of May 28, 2025, to the Rights Agreement, dated as of April 16, 2023, by and between Heliogen, Inc. and Continental Stock Transfer & Trust Company, as rights agent.
10.1	Form of Voting and Support Agreement.
99.1	Joint Press Release, dated May 29, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits, annexes and schedules have been omitted or redacted pursuant to Item 601(b)(2) of Regulation S-K because the registrant customarily and actually treats such omitted information as private or confidential and because such omitted information is not material. Heliogen agrees to furnish supplementally a copy of any omitted exhibit, annex or schedule to the SEC upon request; provided, however, that Heliogen may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any exhibit, annex or schedule so furnished.

Forward Looking Statements

This Current Report on Form 8-K contains express or implied forward-looking statements related to Heliogen, Zeo Energy and the proposed acquisition within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended

All statements other than statements of historical fact are statements that could be deemed “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management teams. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words.

Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding the transaction and related matters, and statements regarding the assumptions underlying or relating thereto.

These statements are based on current plans, estimates and projections and are not predictions of actual performance. By their very nature, forward-looking statements involve inherent risks and uncertainties. Heliogen cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, but are not limited to: uncertainties as to the timing of completion of the Mergers; uncertainties as to whether Heliogen’s stockholders will vote to approve the transactions contemplated by the Merger Agreement, including the Mergers, and adopt the Merger Agreement; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the possibility that the proposed transaction may not be completed in the time frame expected by Heliogen and Zeo Energy, or at all; failure to realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the transaction on relationships with employees, other business partners or governmental entities; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; negative effects of this announcement or the consummation of the proposed acquisition on Heliogen’s and/or Zeo Energy’s common stock and/or Heliogen’s and/or Zeo Energy’s operating results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; transaction costs; actual or contingent liabilities; risk of litigation and/or regulatory actions related to the proposed acquisition; Heliogen’s and/or Zeo Energy’s ability to fund their future cash obligations and continue as going concerns; Heliogen’s and/or Zeo Energy’s ability to access sources of capital to finance their respective operations, growth and future capital requirements; Heliogen’s and/or Zeo Energy’s financial and business performance, including risk of uncertainty in their respective financial projections and business metrics and any underlying assumptions thereunder; Heliogen’s and/or Zeo Energy’s ability to implement changes to their business strategy and future operations; changes in Heliogen’s and/or Zeo Energy’s financial position, estimated revenues and losses, projected costs, prospects and plans; Heliogen’s and/or Zeo Energy’s ability to execute their respective business models, including market acceptance of planned products and services; changes in applicable laws or regulations; developments and projections relating to Heliogen’s and/or Zeo Energy’s competitors and industry; and Heliogen’s and/or Zeo Energy’s ability to protect and commercialize their respective intellectual property. Further risks and uncertainties that could cause actual results to differ materially from the results anticipated by the forward-looking statements are detailed from time to time in Heliogen’s and Zeo Energy’s periodic reports filed with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2024, which were filed with the SEC on March 27, 2025 and May 28, 2025, respectively, Heliogen’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, which was filed with the SEC on May 7, 2025 and Heliogen and Zeo Energy’s Current Reports on Form 8-K.

Any forward-looking statements speak only as of the date of this Current Report on Form 8-K and are made based on the current beliefs and judgments of Heliogen’s management, and the reader is cautioned not to rely on any forward-looking statements made by Heliogen. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Unless required by law, Heliogen is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this Current Report on Form 8-K, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed acquisition, Zeo Energy and Heliogen intend to file relevant materials with the SEC, including the Registration Statement, which will include a proxy statement of Heliogen that will also constitute a prospectus of Zeo Energy with respect to the shares of Class A Common Stock of Zeo Energy to be issued in the proposed acquisition (the “proxy statement/prospectus”). After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of Heliogen. This Current Report on Form 8-K is not a substitute for any registration statement or proxy statement/prospectus, or other documents Zeo Energy and/or Heliogen may file with the SEC in connection with the proposed acquisition. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF HELIOGEN AND ZEO ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED BY HELIOGEN AND/OR ZEO ENERGY WITH THE SEC IN CONNECTION WITH THE PROPOSED ACQUISITION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES TO THE PROPOSED ACQUISITION. The Registration Statement, the proxy statement/prospectus and other documents filed by Zeo Energy and Heliogen with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Heliogen online at investors.heliogen.com, and will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents filed with the SEC by Zeo Energy online at investors.zeoenergy.com.

Participants in the Solicitation

This Current Report on Form 8-K is not a solicitation of proxies in connection with the proposed acquisition. However, under SEC rules, Heliogen, Zeo Energy and certain of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed acquisition. Information regarding the interests of Heliogen’s directors and executive officers and their ownership of Heliogen’s stock is set forth in Heliogen’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 27, 2025 (the “2024 Heliogen 10-K”). Information regarding the interests of Zeo Energy’s directors and executive officers is set forth in Zeo Energy’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on May 28, 2025 (the “2024 Zeo 10-K”). To the extent that either Heliogen’s or Zeo Energy’s directors and executive officers and their respective affiliates have acquired or disposed of security holdings since the “as of” date indicated in the 2024 Heliogen 10-K or the 2024 Zeo 10-K, as applicable, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedule 13D filed with the SEC.

Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed acquisition when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, from Heliogen’s website at https://investors.heliogen.com/ and from Zeo Energy’s website at https://investors.zeoenergy.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Heliogen, Inc.

Dated: May 29, 2025	By:	/s/ Christiana Obiaya
Christiana Obiaya
Chief Executive Officer

8